Exhibit 99(a)(1)(D)

Form of Confirmation to Eligible Employees

Jive Software, Inc. (“Jive”) has received your election form via [Jive’s offer website] [facsimile] by which you elected to accept or reject Jive’s offer to exchange certain outstanding options for restricted stock units with respect to some or all of your outstanding eligible option grants, subject to the terms and conditions of the offer.
Your election has been recorded as follows:
Name:
Employee ID#:
Date:

Eligible Option						Replacement RSU
Grant No.	Grant Date	Per Share Exercise Price	Shares Outstanding	Shares Vested	Option Years to Fully Vested	Number of Options for 1 RSU	Replacement RSUs	Election
[NUMBER]	[DATE]	[PRICE]	[NUMBER]	[NUMBER]	[NUMBER]	[NUMBER]	[NUMBER]	[YES/NO]

If you change your mind regarding your election, you may change your election to accept or reject the offer with respect to some or all of your eligible option grants by submitting a new, properly completed, signed and dated election form. The new election form must be delivered via Jive’s offer website or facsimile no later than the offer expiration date, currently expected to be 9:00 p.m., Pacific Time, on September 2, 2016.
Only election forms that are properly completed, signed, dated and actually received by Jive via the offer website or facsimile before the offer expires will be accepted. Election forms submitted by any other means, including email, hand delivery, interoffice, U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them to Jive’s Corporate Legal team by email at corplegal@jivesoftware.com or phone (503) 972-9004.
Please note that our receipt of your election form is not by itself an acceptance of the eligible options for exchange. For the purposes of the offer, Jive will be deemed to have accepted eligible options for exchange that are validly tendered and not properly withdrawn as of when Jive gives oral or written notice to the option holders generally of its acceptance for exchange of such eligible options, which notice may be made by press release, email or other method of communication. Jive’s formal acceptance of the properly tendered eligible options is expected to take place shortly after the expiration of the offer.
This notice does not constitute the Offer to Exchange Certain Outstanding Options for Restricted Stock Units (referred to as the “Offer to Exchange”). The full terms of the offer are described in (1) the Offer to Exchange; (2) the launch email, dated August 5, 2016, announcing the offer; and (3) the election form attached to the launch email, together with its associated instructions. You may access these documents through Jive's EDGAR filing on the U.S. Securities and Exchange Commission’s website at www.sec.gov, on Jive’s offer website at https://jive.equitybenefits.com, or by contacting Jive’s Corporate Legal team at corplegal@jivesoftware.com or phone (503) 972-9004.